

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 6, 2017

Eric S. Rosenfeld
Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

    **Re: Harmony Merger Corp.
        Preliminary Proxy Statement on Schedule 14A
        Filed May 9, 2017
        File No. 001-36842**

Dear Mr. Rosenfeld:

    We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Background of the Business Combination, page 51

1. Please also include a discussion of the negotiation of the merger consideration, including when the amount of consideration was determined and whether and, if so, how, the amount changed. See Item 14(b)(7) of Schedule 14A.

Harmony's Board of Directors' and Special Advisor's Reasons for Approval of the Transactions, page 55

2. Please provide the factors your special advisor considered in recommending the transaction to your shareholders. We note that the prefatory language in the third to last paragraph of page 56 names only the board of directors as having given weight to the listed factors.

3. Please provide the information required by Item 1015(b)(3)-(6) of Regulation M-A for the special advisor or provide us with your analysis as to why such disclosure is not required. See Item 14(b)(6) of Schedule 14A.

Recommendation of Harmony's Board of Directors and Special Advisor, page 66

4. Please tell us more about the relationship between you and the Special Advisor. In doing so, please tell us how the special advisor is able to make recommendations to your shareholders, as opposed to making recommendations solely to your board and tell us about your Special Advisor's role in approving the Merger Proposal. Please also tell us whether the Special Advisor has any fiduciary or contractual duties to your shareholders.

5. In the first sentence of this section, you indicate that your special advisor determined that the merger is "fair to and in the best interests of" your stockholders and that the special advisor recommends a "For" vote for each proposal. Then, in the second sentence, you state that your special advisor "also supports" each proposal. Please clarify whether your special advisor is recommending the transaction to your shareholders. Please also clarify what "supports" means, if different than a recommendation.

Business of NextDecade

Capital Requirements and Sources of Liquidity, page 122

6. Please provide more detail on the expected capital required to complete the RGLNG and Rio Bravo pipeline projects. See Item 303(a)(1) and (2)(ii) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products

cc: Jeffrey Gallant, Esq.